[CPSI Letterhead]

July 18, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Stephen Krikorian

Re:	Computer Programs and Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 12, 2012
Form 8-K
Filed April 26, 2012
File No. 000-49796

Dear Mr. Krikorian:

This letter is being submitted in response to the comment letter dated July 10, 2012 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to the undersigned, as Chief Financial Officer of Computer Programs and Systems, Inc. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Account Policies

Investments, Page 53

1.	Tell us what consideration you gave to disclosing your policy for assessing impairment of your debt securities investments. We refer you to ASC 320-10-35. In addition, we note that some of your investments are in unrealized loss positions that are not other-than-temporarily impaired. We refer you to ASC 320-10-50-6 through 50-8.

Securities and Exchange Commission

July 18, 2012

Response: We assess our portfolio of debt securities investments for impairment using the two-step approach as required by ASC 320-10-35, arriving at the determination that none of the individual securities in unrealized loss positions at December 31, 2011 was other-than-temporarily impaired. While the Company’s Form 10-K for the year ended December 31, 2011 includes the tabular disclosures required by ASC 320-10-50-6(a), the narrative disclosures required and described by ASC 320-10-50-6(b) through 50-8 have been omitted because they are not considered material. Our investment portfolio is wholly comprised of investment-grade corporate and government debt securities. Due to the conservative nature of these assets, we consider it highly unlikely that unrealized loss positions will rise to a material amount for any future reporting periods, whether for an individual security or the portfolio as a whole. However, management will continue to assess the materiality of these amounts for consideration regarding future disclosure.

Note 8. Financing Receivables, page 62

2.	Tell us what consideration you gave to disclosing all of the information required by ASC 310-10-50 in the notes to your interim and annual financial statements. In this regard, tell us how you comply with each of the applicable disclosure requirements. Provide us with any proposed revisions to your disclosures in future filings.

Response: At each reporting period, we assess our disclosures pertaining to financing receivables against the disclosure requirements set forth in ASC 310-10-50 to ensure continued compliance with the appropriate standards. The Company has disclosed in its Form 10-K for the year ended December 31, 2011 and Form 10-Q for the quarter ended March 31, 2012, all required information with the exception of items that are deemed to be either not applicable to our financing receivables, not material to the financial statements, or not considered by management to be a significant accounting policy requiring inclusion in the notes to the financial statements.

The Company has reviewed the disclosure requirements of ASC 310-10-50 and compared these requirements to the Company’s disclosures contained in its Summary of Significant Accounting Policies and Note 8 – Financing Receivables and notes the following in response to the Staff’s comment 2 above:

Accounting Policies for Loans and Trade Receivables

Regarding the accounting policies for our financing receivables (ASC 310-10-50-2 through 50-4A), we note the following:

•

Although we provide limited disclosure regarding the basis for accounting for our financing receivables in Note 8 to the financial statements, we do not consider the basis for accounting for our financing receivables to be a significant accounting policy as the basis used by the Company is the only basis allowable under

Securities and Exchange Commission

July 18, 2012

generally accepted accounting principles (“GAAP”) for such arrangements. However, we will revise future filings to include the required information in the Summary of Significant Accounting Policies (see proposed disclosure below).

•

We have no nonmortgage loans held for sale or interest-only strips, loans, other receivables, or retained interests in securitizations that can be contractually prepaid or otherwise settled in a way that the holder would not recover substantially all of its recorded investment. As a result, these disclosure requirements are not applicable to the Company.

•

We do not consider the method for recognizing interest income on our financing receivables to be a significant accounting policy as the method used by the Company is the only method allowable under GAAP, but will revise future filings to include this information in the Summary of Significant Accounting Policies (see proposed disclosure below). Disclosures regarding the treatment (including deferral and amortization) of fees and costs are not applicable to our financing receivables as we incur no such fees and costs.

Regarding the presentation of major categories of loans or trade receivables, these amounts are separately presented in the balance sheet, resulting in no additional disclosure required in the notes to the financial statements (ASC 310-10-50-3).

The allowance for credit losses and unearned income amounts are disclosed in Note 8 – Financing Receivables. As noted above, our financing receivables do not result in any discount, premium, or unamortized deferred fees and costs, resulting in the related policy disclosure requirements being not applicable to the Company (ASC 310-10-50-4).

The provisions of ASC 310-10-50-4A are not applicable to the majority of our financing receivables, as the majority of the related balances have contractual maturities exceeding one year. However, future filings will include a disclosure within the Summary of Significant Accounting Policies of our policy for all financing receivables, regardless of contractual maturity, as required by ASC 310-10-50-11B(b) (see proposed disclosure below).

Assets Serving As Collateral

We currently have no debt agreements in place whereby any amount of financing receivables serve as collateral. As a result, the related disclosures are not applicable to the Company (ASC 310-10-50-5).

Securities and Exchange Commission

July 18, 2012

Nonaccrual of Past Due Financing Receivables

We had no past due financing receivables on nonaccrual status as of December 31, 2011 or March 31, 2012. Customer payments related to financing receivables are transferred to trade accounts receivable when they become due. As a result, the related disclosures required and described by ASC 310-10-50-5A through 50-8 are not applicable to the Company and the related policies are not considered significant accounting policies. However, future filings will include a disclosure within the Summary of Significant Accounting Policies regarding how we determine past-due or delinquency status (see proposed disclosure below).

Accounting Policies for Off-Balance-Sheet Credit Exposures

The disclosure requirements required and described by ASC 310-10-50-9 and 50-10 are not applicable to the Company as we have no off-balance-sheet credit exposures.

Foreclosed and Repossessed Assets

The disclosure requirements required and described by ASC 310-10-50-11 are not applicable to the Company as we have no foreclosed or repossessed assets.

Allowance for Credit Losses Related to Financing Receivables

Regarding the required disclosures for the allowance for credit losses related to financing receivables (ASC 310-10-50-11A through 50-14), we note the following:

•	Note 8 – Financing Receivables contains a description of our accounting policies and methodologies used to estimate the allowance for credit losses. Specifically, Note 8 states the following:

This allowance is based on the historical level of customer defaults under such arrangements. The Company has been successful collecting its financing receivables and considers the credit quality of such arrangements to be good, especially as the underlying assets act as collateral for the receivable.

As reflected above, the current disclosure includes reference to historical losses, but omits a discussion of existing economic conditions as there are no significant and unique existing economic conditions impacting our financing receivables. Our financing receivables are comprised of a single portfolio segment, as defined by the ASC, of which the related risk characteristics are neither significant nor unique and mirror the risk characteristics inherent in our trade receivables. There have been no changes in our accounting policies or methodology from the prior period. See ASC 310-10-50-11B(a) and 50-11B(d).

Securities and Exchange Commission

July 18, 2012

•

As noted above, future filings will include a description of the policy for charging off uncollectible financing receivables within the Summary of Significant Accounting Policies (see proposed disclosure below). See ASC 310-10-50-11B(b).

•

Note 8 to the financial statements includes a disclosure, in tabular format, of the allowance for credit losses for each period, including the balance of the allowance at the beginning and end of each period, the current period provision, direct write-downs charged against the allowance, and recoveries of amounts previously written off. See ASC 310-10-50-11B(c) and 50-14.

•

There have been no purchases or sales of financing receivables, and our financing receivable review procedures have not resulted in a conclusion that it is probable that any financing receivables have been impaired. (We have identified no financing receivables requiring separate evaluation for impairment). As a result, the disclosure requirements described by ASC 310-10-50-11B(e) through (h) are not applicable.

Impaired Loans

We had no impaired loans related to our financing receivables at December 31, 2011 or March 31, 2012. As a result, none of the required disclosures are applicable to the Company (ASC 310-10-50-14A through 50-20).

Loss Contingencies

We have identified no loss contingencies related to our financing receivables at December 31, 2011 or March 31, 2012. As a result, none of the required disclosures are applicable to the Company (ASC 310-10-50-21 through 50-24).

Risks and Uncertainties

The Summary of Significant Accounting Policies contained in our Form 10-K for the year ended December 31, 2011 includes a disclosure of the use of estimates. Our financing receivables contain no other risks and uncertainties that are considered significant and unique related to the nature of operations, certain significant estimates, or vulnerability due to certain concentrations. As a result, we have concluded that no additional disclosure is required related to ASC 310-10-50-25.

Securities and Exchange Commission

July 18, 2012

Fair Value Disclosures

ASC 825-10-50-8 specifically excludes lease contracts from the respective disclosure requirements. All of our financing receivables meet the definition of sales-type leases, as defined by ASC 840-10-25. As a result, the disclosures required by ASC 310-10-50-26 are not applicable to the Company.

Credit Quality Information

For credit quality disclosures related to our financing receivables, we note that ASC 310-10-50-27 through 50-29 require disclosures that enable financial statement users to (a) understand how and to what extent management monitors the credit quality of its financing receivables in an ongoing manner; and (b) assess the quantitative and qualitative risks arising from the credit quality of its financing receivables. Because monthly billings for contractual payments under the terms of the respective financing receivables are transferred to our trade accounts receivable, the process used by management to monitor the credit quality of financing receivables primarily utilizes the aging of receivables and write-offs, as well as an ongoing consideration of existing economic conditions to determine if an allowance is necessary. In that regard, the policy utilized by management to monitor the credit quality of financing receivables is identical to the related process for monitoring the credit quality of accounts receivable, which is disclosed in the notes to the financial statements as a Significant Accounting Policy. However, in future filings we will include a separate, specific Significant Accounting Policy disclosure related to the financing receivables (see proposed disclosure below). As we do not utilize internal risk ratings, no such information will be disclosed in future filings (ASC 310-10-50-30).

Pursuant to the discussion above related to the disclosure requirements of ASC 310-10-50, we will include in future filings on Form 10-K the disclosure below as a significant accounting policy:

Financing Receivables – Financing receivables are initially recorded at the present value of the related minimum lease payments, computed at the interest rate implicit in the lease, and are presented net of unearned income. Unearned income is amortized over the lease term to produce a constant periodic rate of return on the net investment in the lease (the interest method). An allowance for credit losses has been established based on the historical level of customer defaults under such arrangements. In the case of a bankruptcy filing or other similar event indicating the collectability of specific customer accounts are no longer probable, a specific reserve is recorded to reduce the related receivable to the amount expected to be recovered. On an ongoing basis, we evaluate the credit quality of our financing receivables utilizing an aging of receivables and write-offs, as well as existing economic conditions, to determine if any further allowance is necessary. Amounts are specifically charged off once all available means of collection have been exhausted.

Securities and Exchange Commission

July 18, 2012

Form 8-K filed April 26, 2012

Exhibit 99.1

Unaudited Other Supplemental Information

3.	To the extent you present the non-GAAP liquidity measure of “free cash flow,” please include all of the three major categories of the statement of cash flows. Refer to Item 10(e)(1)(i) of Regulation S-K.

Response: In response to the Staff’s comment, we will include a table detailing the three major categories of the statement of cash flows in our presentation of “free cash flow” in future filings as shown below:

	Unaudited
	For the Three Months Ended March 31,
(in thousands)	2012	2011
Cash Flow information
Net cash provided by operating activities	$8,551	$14,290
Net cash used in investing activities	(1,586)	(3,340)
Net cash used in financing activities	(5,071)	(3,947)
Free Cash Flow
Net cash provided by operating activities	$8,551	$14,290
Less: Purchases of property and equipment	(549)	(298)

Free cash flow	$8,002	$13,992

In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 18, 2012

If you have any questions or comments regarding this response, please call the undersigned at (251) 662-4013. Thank you very much for your attention to this matter.

Very truly yours, /s/ David A. Dye David A. Dye Chief Financial Officer

cc:	J. Boyd Douglas, Computer Programs and Systems, Inc.
Matt J. Chambless, Computer Programs and Systems, Inc.
Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.